Exhibit 99.1

Scotiabank reports record 2013 annual net income of $6.7 billion

Scotiabank's 2013 audited annual consolidated financial statements and accompanying Management's Discussion & Analysis (MD&A) will be available today at www.scotiabank.com, along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2013 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Toronto, December 6, 2013 - For the full year Scotiabank achieved record net income of $6,697 million compared with net income of $6,466 million in 2012. Diluted earnings per share were $5.15, compared to $5.22 in 2012. This year had a net benefit of 7 cents per share related to non-recurring items in International Banking, while last year's results benefitted 61 cents from real estate gains. Adjusting for both these items, diluted earnings per share grew 10.2%.

Scotiabank reported net income for the fourth quarter ended October 31, 2013 of $1,703 million, up 12% from $1,519 million for the same period last year. Diluted earnings per share (EPS) were $1.30, compared to $1.18 last year, an increase of 10%. Return on equity was 15.7%, compared to 16.4% from last year. A dividend of 62 cents per common share was announced.

Fiscal 2013 Highlights

o  Net income of $6,697 million, up 4% from last year
o  Earnings per share (diluted) of $5.15 versus $5.22
o  ROE was 16.4% versus 19.7%
o  Productivity ratio of 53.5%, versus 52.0%
o  Annual dividends per share of $2.39, compared to $2.19, an increase of 9%
o  Basel III (all-in) Common Equity Tier 1 capital ratio of 9.1%

Fourth Quarter Highlights (versus Q4, 2012)

o  Net income of $1,703 million, up 12% from $1,519 million
o  Earnings per share (diluted) of $1.30 compared to $1.18, up 10%
o  ROE of 15.7%, compared to 16.4% last year
o  Productivity ratio of 53.7%, versus 54.9%
o  Quarterly dividend of 62 cents per common share

Fiscal 2013 Performance versus Objectives:

The Bank met or exceeded its four key financial and operational objectives this year as follows:

1.	Earn a return on equity (ROE)(1) of 15 to 18%: for the full year, Scotiabank earned an ROE of 16.4%
2.	Generate growth in EPS (diluted) of 5 to 10%(2): the year-over-year EPS growth was 10.2%(3)
3.	Maintain a productivity ratio(1) of less than 56%: Scotiabank's performance was 53.5%
4.	Maintain strong capital ratios: Basel III all-in Common Equity Tier 1 ratio was 9.1%.

(1)	Refer below for a discussion of non-GAAP measures.
(2)	Excluding $708 million or 61 cents per share relating to real estate gains in 2012.
(3)	Adjusting for the non-recurring items in International Banking in the third quarter of 2013 (7 cents) and the real estate gains in 2012 (61 cents).

"Scotiabank experienced another year of solid performance with underlying earnings growing 15%," said Brian Porter, Scotiabank President and CEO. "The Bank's enterprise strategy and diversified business model continue to differentiate us from our competitors in Canada and internationally and once again have enabled us to deliver strong results."

"In keeping with our tradition of delivering superior shareholder value, we have achieved industry- leading performance across many measures again this year," said Scotiabank Deputy Chairman and former CEO Rick Waugh. "Through successful execution of revenue growth initiatives and a continued focus on expense management we have met or exceeded all of our targets."

Mr. Porter provided further insight into the results.

"With net income of $593 million, Canadian Banking had a second consecutive quarter of record earnings. In addition to a solid contribution from ING DIRECT Canada, to be renamed Tangerine in the spring, existing businesses performed very well with an increased margin, lower loan loss provisions and strong asset growth.

"International Banking continues to benefit from its diversification by product and geography, achieving solid earnings of $420 million. The quarter saw asset growth rebound in Latin America and Asia, which complemented the seasonally higher fee income earned in Latin America. These results helped us earn through continuing margin pressure from lower interest rates in key markets and increasing competition. Expenses remain a key focus.

"Global Wealth & Insurance reported results of $318 million this quarter up 8% compared to same period last year from strong performance in mutual funds and insurance. Assets under management and assets under administration grew by 27% and 15% respectively from stronger markets, new customers and our acquisitions in Colombia and Peru.

"Global Banking and Markets' earnings of $336 million, declined from the strong results in the same period last year as market conditions were challenging across the businesses in the last quarter of 2013. This quarter's results reflect higher revenues from the equities business and growth in European lending, which were more than offset by declines in other areas of the business.

"I would like to thank all of our employees - some 83,000 strong in more than 55 countries - for their continued commitment to our customers and the communities we serve. Twenty-one million customers choose Scotiabank and we will continue to earn their business and maintain their trust and loyalty.

"We appreciate the confidence of our shareholders and remain committed to continuing to deliver strong, consistent and predictable results. The success that we achieved in the last fiscal year and our strong capital base, together with our deliberate customer focus, unique strategy and diversified business model position us well for future growth."

Financial Highlights
	As at and for the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2013	2013	2012	2013	2012
Operating results ($ millions)
Net interest income	2,881	2,930	2,580	11,366	10,003
Net interest income (TEB(1))	2,884	2,935	2,584	11,381	10,020
Non-interest revenue	2,535	2,593	2,284	9,977	9,698
Non-interest revenue (TEB(1))	2,609	2,667	2,354	10,274	9,969
Total revenue	5,416	5,523	4,864	21,343	19,701
Total revenue (TEB(1))	5,493	5,602	4,938	21,655	19,989
Provision for credit losses	329	314	321	1,296	1,252
Operating expenses	2,949	2,984	2,713	11,587	10,403
Provision for income taxes	435	457	311	1,763	1,580
Provision for income taxes (TEB(1))	512	536	385	2,075	1,868
Net income	1,703	1,768	1,519	6,697	6,466
Net income attributable to common shareholders	1,573	1,649	1,398	6,205	6,023
Operating performance
Basic earnings per share ($)	1.31	1.38	1.20	5.19	5.31
Diluted earnings per share ($)	1.30	1.37	1.18	5.15	5.22
Adjusted diluted earnings per share (1)(2)($)	1.31	1.39	1.20	5.21	5.28
Return on equity(1) (%)	15.7	17.0	16.4	16.4	19.7
Productivity ratio (%) (TEB(1))	53.7	53.3	54.9	53.5	52.0
Core banking margin (%) (TEB(1))	2.32	2.34	2.35	2.32	2.32
Financial position information ($ millions)
Cash and deposits with financial institutions (3)	53,338	52,157	47,337
Trading assets	96,489	101,845	87,596
Loans (3)	402,150	397,237	352,487
Total assets	743,788	742,625	668,044
Deposits (3)	516,554	505,954	463,590
Common equity	40,569	39,117	35,252
Preferred shares	4,084	4,384	4,384
Assets under administration(1)	377,766	360,469	327,977
Assets under management(1)	145,470	134,642	114,694
Capital measures (4)
Common Equity Tier 1 ratio (%)	9.1	8.9	N/A
Tier 1 capital ratio (%)	11.1	11.0	13.6
Total capital ratio (%)	13.5	13.8	16.7
Tangible common equity to risk-weighted assets(1) (%)	11.1	10.9	11.3
Assets-to-capital multiple	17.1	17.1	15.0
Risk-weighted assets ($ millions)	288,246	282,309	253,309
Credit quality
Net impaired loans ($ millions) (5)	1,808	1,854	1,973
Allowance for credit losses ($ millions)	3,273	3,205	2,969
Net impaired loans as a % of loans and acceptances (5)	0.44	0.45	0.53
Provision for credit losses as a % of average loans and
acceptances (annualized) (3)	0.32	0.31	0.36	0.32	0.36
Common share information
Share price ($) (TSX)
High	64.10	60.15	55.00	64.10	57.18
Low	57.35	55.10	51.24	52.30	47.54
Close	63.39	58.01	54.25
Shares outstanding (millions)
Average - Basic	1,204	1,198	1,166	1,195	1,133
Average - Diluted	1,210	1,207	1,184	1,209	1,160
End of period	1,209	1,203	1,184
Dividends per share ($)	0.62	0.60	0.57	2.39	2.19
Dividend yield (%)	4.1	4.2	4.3	4.1	4.2
Market capitalization ($ millions) (TSX)	76,612	69,795	64,252
Book value per common share ($)	33.57	32.51	29.76
Market value to book value multiple	1.9	1.8	1.8
Price to earnings multiple (trailing 4 quarters)	12.2	11.4	10.2
Other information
Employees	83,874	83,416	81,497
Branches and offices	3,330	3,338	3,123

(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Amounts for October 31, 2012 have been restated to reflect the current period definition. Refer to Non-GAAP measures section for the definition.

(3) Amounts and related ratios for October 31, 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions.

(4) Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis. Comparative amounts for October 31, 2012 were determined in accordance with Basel II rules and have not been restated.

(5) Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6) Based on the average of the high and low common share price for the period.

Forward-looking Statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2013 Annual Report under the headings "Overview - Outlook", for Group Financial Performance "Outlook", for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could". By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see "Controls and Accounting Policies - Critical accounting estimates" in the Bank's 2013 Annual Report); the effect of applying future accounting changes (see "Controls and Accounting Policies - Future accounting developments" in the Bank's 2013 Annual Report); global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 60 of the Bank's 2013 Annual Report. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the headings "Overview - Outlook", and for each business segment "Outlook". These "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Notable Business Highlights

Serving customers

•
Scotiabank is participating in the Alberta Flood Recovery Loan Guarantee Program, backed by the Alberta government to assist small business customers affected by the June 2013 floods. This program provides a 75% term loan guarantee for up to $1 million to help small business customers rebuild, restructure or replace flood damaged assets.

•
To offer customers more convenient banking services, Scotiabank placed 287 branded Automated Banking Machines (ABMs) in select Couche-Tard convenience stores in Quebec. Scotiabank customers now have convenient no-fee access to 444 ABMs in the province and approximately 3,800 ABMs nationally.

•
Scotiabank completed the largest underwritten bank deal in the 40-year history of UK North Sea energy finance, underwriting EnQuest PLC's new U.S. $1.2 billion corporate debt facility and bookrunning the subsequent European syndication. This represents a major milestone in establishing Scotiabank's financing credentials across the European energy sector.

•
The Bank has launched a pilot program in Barbados that allows customers to pay home insurance premiums on a monthly basis, giving the business an advantage over the competition's annual single premium home insurance products.

•
Scotiabank acted as Lead Bookrunner on the $690 million offering of equity and convertible debentures for Davis + Henderson Corporation in connection with the U.S. $1.2 billion acquisition of Harland Financial Solutions, and acted as Administrative Agent and Joint Bookrunner on U.S. $1.4 billion of fully committed bank financing.

•
Scotiabank launched three new Dynamic funds: Dynamic Investment Grade Floating Rate Fund, Dynamic U.S. Value Balanced Fund and Dynamic Premium Yield Fund. Scotia Asset Management Mexico launched two new funds targeting the mass-affluent retail segment.

Recognized for success

•	Scotiabank ranked overall second in Estimated Canadian Fixed-Income Market Share in the 2013 North American Fixed Income - Canada survey by Greenwich Associates.

•
Scotiabank's mutual fund suite was recognized by Standard & Poor's (S&P) as one of the best in Mexico. This ranking, published in the leading business magazine Expansión, awarded the maximum five stars to five Scotiabank mutual funds. This reflects the funds' best-in-class risk- adjusted returns and their consistency. S&P recognized both fixed income and equity funds amongst the 1,500 funds included in its ranking.

•	Scotiabank won two platinum fund awards at the 2013 Fund Pro Performance ceremony for Scotia Clipper and Scotia Retail Dollar in Chile.

Scotiabank's Bright Future program in action

•
Scotiabank introduced its global philanthropic program, Bright Future, in Colombia and made a donation to Operación Sonrisa, a charity making complex surgical procedures available for children with cleft lips and palates. Under the Bright Future program, Scotiabank also donated to Fundacion Plan, a non-government agency that helps children living in the vulnerable areas of Colombia and to the University of the Andes, Colombia for scholarships.

•
Thousands of Scotiabank employees at branches across Canada participated in their local Scotiabank AIDS Walk for Life, to fight stigma and help increase awareness of HIV/AIDS. The event raised some $1.86 million for community HIV/AIDS organizations across the country.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which is based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and on which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In 2013 the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers' acceptances and total average assets relating to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank's Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:
	For the three months ended			For the year ended
TEB Gross up	October 31	July 31	October 31	October 31	October 31
($ millions)	2013	2013	2012	2013	2012
Net interest income	$3	$5	$4	$15	$17
Other operating income	74	74	70	297	271
Total revenue and provision for taxes	$77	$79	$74	$312	$288

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

Group Financial Performance

Q4 2013 vs. Q4 2012

Net income

Net income was $1,703 million in the fourth quarter, an increase of $184 million or 12% from the same quarter last year. The growth in net income arose from higher net interest income partly from acquisitions, increased banking fees and stronger wealth management revenues. These increases were partly offset by growth in operating expenses.

Total revenue

Total revenue (TEB) was $5,493 million, an increase of $555 million or 11% from the same quarter last year, with significant increases in all three revenue categories. Recent acquisitions accounted for a third of the year-over-year growth.

Net interest income

Net interest income (TEB) was up $301 million or 12% from the same period last year. This growth was driven by a 13% increase in core banking assets partially offset by a three basis point decrease in the core banking margin. The former was in part from the acquisition of ING DIRECT Canada ("ING DIRECT") and higher lending volumes in Canadian Banking and International Banking. The decline in the margin was primarily from the impact of ING DIRECT.

Net fee and commission revenues

Net fee and commission revenue of $1,788 million was up $154 million or 9% from last year. This increase was primarily from higher wealth management revenues in mutual funds and brokerage commissions, as well as growth in banking revenues from credit cards, and deposit and payment services.

Other operating income

Other operating income (TEB) was $821 million, a $101 million or 14% increase from the fourth quarter last year. Most of this increase reflected higher net gains on investment securities, a gain on the sale of a non-strategic business in Peru and higher foreign exchange fees.

Provisions for credit losses

The provision for credit losses was $329 million in the fourth quarter compared to $321 million in the same period last year. The modestly higher provisions were primarily due to higher provisions in International Banking, partially offset by lower provisions in Canadian Banking.

Operating expenses and productivity

Operating expenses were $2,949 million in the fourth quarter, an increase of $236 million or 9% over the same quarter last year. Acquisitions accounted for approximately half of the growth. The remaining growth was due mainly to increased remuneration, including higher employee benefits costs, while premises, technology, and professional costs, also rose to support growth initiatives.

The productivity ratio was 53.7% in the fourth quarter, an improvement from 54.9% in the same period last year.

Taxes

The effective income tax rate for this quarter was 20.3% compared to 17.0% in the same quarter last year. The increase in the effective rate was due primarily to lower tax recoveries and reduced levels of tax-exempt income this year.

Q4 2013 vs. Q3 2013

Net income

Net income was $1,703 million this quarter, compared to $1,768 million in the previous quarter. Last quarter's results included a non-recurring after-tax net benefit of $90 million in International Banking from (i) the gain on the sale of a subsidiary by an associated corporation in Thailand ($150 million after tax), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in the Bank's Uruguay operations ($20 million after tax). Adjusting for these, net income grew $25 million quarter over quarter, primarily from higher banking fees and a gain on the sale of a non-strategic business in Peru. These increases were partly offset by lower net interest income.

Total revenue

Total revenue (TEB) was $5,493 million, a reduction of $109 million or 2% from the previous quarter which included a gain from an associated corporation. Adjusting for this, revenues were up $41 million or 1% as growth in non-interest revenues more than offset a decline in net interest income.

Net interest income

Net interest income (TEB) declined $49 million to $2,885 million. This decrease was a result of a decrease in margin in International Banking and Global Banking and Markets. This was partly offset by higher interest income in Canadian Banking.

Net fee and commission revenues

Net fee and commission revenue was $1,788 million, up $34 million or 2%. This increase was from higher retail banking fees, mainly in Latin America and credit card fees, partly offset by lower underwriting fees.

Other operating income

Other operating income (TEB) was $821 million, a reduction of $92 million from the prior quarter, entirely from the noted gain from an associated corporation last quarter. The remaining growth was primarily from a gain on the sale of a non-strategic business in Peru, higher trading revenues and increased underlying earnings from associated companies.

Provisions for credit losses

The provision for credit losses of $329 million for the fourth quarter was up $15 million from last quarter, primarily due to moderately higher provisions in the commercial portfolios of the Caribbean and Colombia.

Operating expenses and productivity

Quarter over quarter, operating expenses were slightly lower by $35 million or 1%. Excluding the non- recurring items in International Banking in the previous quarter, underlying expenses grew $39 million or 1%. Higher expenditures in advertising, premises and technology to support business volumes and growth were partially offset by reduced pension and benefits costs and lower performance-based compensation.

Productivity ratio was 53.7% as compared to 53.3% in the previous period.

Taxes

The effective income tax rate this quarter was 20.3% aligned with 20.6% last quarter. Higher tax recoveries and tax-exempt income in subsidiaries this quarter offset last quarter's benefit from the impact of increased net income from associated corporations.

Common Dividend

The Board of Directors at its meeting on December 5, 2013 approved the quarterly dividend of 62 cents per common share. This quarterly dividend applies to shareholders of record as of January 7, 2014 and is payable January 29, 2014.

Outlook

Every region around the world is posting positive growth for the first time since the recession, although the pace of global activity remains quite moderate. Despite fiscal pressures and depressed labour markets, improving export competitiveness is supporting a modest recovery in the euro zone. Continued infrastructure and resource developments are providing ongoing support to many Latin American nations, although performances have lagged in some countries because of domestic imbalances that have required policy changes. The performances among the larger emerging market economies, particularly in the Asia-Pacific region, are generally slower, with China transitioning to a more sustainable growth path that relies less on investments.

The earlier rebound in U.S. consumer and residential spending has been slowed by federal fiscal belt- tightening measures and the relatively large increase in longer-term borrowing costs. Canada and Mexico have benefited from domestic spending, although the softer environment in the U.S. has reduced export receipts and investments and has reduced the overall pace of growth in both countries. Canadian output will continue to benefit from buoyant activity in the resource-rich western provinces.

The Bank is well-positioned to continue to deliver growth across its businesses. Notwithstanding moderate economic growth continuing into 2014, the Bank's diversified businesses, consistent and predictable earnings, its focus on growing its customer base, and its strong capital position, should continue to support growth in 2014 and beyond.

Statement of Financial Position

Assets

The Bank's total assets at October 31, 2013 were $744 billion, up $76 billion or 11% from October 31, 2012, including approximately $28 billion related to the acquisition of ING DIRECT.

Cash and deposits with financial institutions grew by $6 billion, due mainly to increases in interest bearing deposits with central banks, while precious metals decreased $4 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $16 billion.

Trading Assets

Trading assets increased $9 billion from October 31, 2012. Trading securities rose $10 billion from higher holdings of common equities, and U.S. and Canadian provincial government debt. Trading loans decreased $2 billion due mainly to a reduction in precious metals trading and lending activities.

Investment Securities

Investment securities grew by $1 billion due mainly to increased holdings of other foreign government debt. As at October 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $980 million, an increase of $89 million from October 31, 2012. The change was due mainly to increases in common equities, as unrealized gains on debt securities declined year over year.

Loans

Loans increased $50 billion or 14% from October 31, 2012. Residential mortgages increased $34 billion mainly from the acquisition of ING DIRECT. Personal and credit card loans rose $8 billion due mainly to growth in Canada and Mexico. Business and government loans were up $8 billion due primarily to growth in Latin America and Asia.

Total Liabilities

Total liabilities were $697 billion as at October 31, 2013, up $71 billion or 11% from October 31, 2012, including $35 billion from ING DIRECT.

Deposits

Total deposits increased by $53 billion. Personal deposits grew by $33 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $21 billion, $6 billion from the ING DIRECT acquisition as well as other growth in Canada and the U.S. Deposits by financial institutions decreased $1 billion.

Other Liabilities

Obligations related to securities sold under repurchase agreements and securities lent, as well as obligations related to securities sold short, grew by $21 billion and $6 billion, respectively. Derivative instrument liabilities decreased $6 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total shareholders' equity increased $5,172 million from October 31, 2012. This increase was driven by internal capital generation of $3,337 million, the issuance of common shares of $1,377 million, comprised of $99 million for the purchase of Colfondos in Colombia and $1,278 million through the Dividend Reinvestment Plan and the exercise of options. The Bank redeemed $300 million of preferred shares during the year.

Accumulated other comprehensive income increased $576 million due mainly to reduced unrealized foreign exchange translation on the Bank's investments in its foreign operations, and higher unrealized gains on available-for-sale securities.

Non-Controlling Interests

Non-controlling interests in subsidiaries increased $189 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid, and the acquisition of Colfondos. Non-controlling interests for capital instrument equity holders decreased $34 million due mainly to distributions to noteholders.

Regulatory Capital ratios

The Bank continues to maintain strong, high quality capital levels which positions it well for future business growth. In 2013, the Bank's regulatory capital ratios improved as a result of prudent capital management and strong internally generated capital.

The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 9.1%. Increases in CET1 were due to strong internal capital generation and external issuances through the Bank's Dividend Reinvestment and Share Purchase plans. Partially offsetting these increases was the acquisition of ING DIRECT in the first quarter of 2013 and organic growth in risk-weighted assets through the year. In addition to these changes, redemptions of non-common capital instruments during the year resulted in Basel III all-in Tier 1 and Total capital ratios of 11.1% and 13.5%, respectively, as at year end.

The Bank's capital ratios continue to be well in excess of OSFI's minimum capital ratios of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital respectively. These ratios were also strong by international standards. In addition to the regulatory risk-based capital ratios, banks are also subject to a maximum leverage test, the assets to capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank's total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2013, the Bank's ACM of 17.1x was well below the regulatory maximum thresholds.

Business Segment Review

Canadian Banking
	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2013	2013	2012	2013	2012
Business segment income
Net interest income	$1,441	$1,423	$1,229	$5,577	$4,756
Net fee and commission revenues	387	367	376	1,507	1,477
Net income from investments in associated corporations	(1)	2	(2)	10	4
Other operating income	3	8	(2)	37	50
Provision for credit losses	115	108	132	477	506
Operating expenses	911	893	820	3,534	3,152
Income tax expense	211	209	168	816	691
Net income	$593	$590	$481	$2,304	$1,938
Net income attributable to non-controlling interests in subsidiaries	$-	$-	$-	$-	$2
Net income attributable to equity holders of the Bank	$593	$590	$481	$2,304	$1,936
Other measures
Return on economic equity(1)	35.7%	36.5%	37.7%	35.8%	39.1%
Average assets ($ billions)	$276	$274	$232	$272	$225
Average liabilities ($ billions)	$194	$193	$153	$191	$150
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q4 2013 vs. Q4 2012

Canadian Banking reported record net income attributable to equity holders of $593 million, an increase of $112 million or 23% from the same period last year, driven mainly by the acquisition of ING DIRECT. There was also strong growth in existing businesses in assets and deposits, and an increase in the margin, partly offset by higher operating expenses. Return on economic equity decreased to 35.7% from 37.7% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

Average assets rose $44 billion or 19% from the same quarter last year. The increase was due primarily to the acquisition of ING DIRECT as well as growth of $8 billion or 5% in residential mortgages, $5 billion or 10% in personal loans and credit cards, mainly from consumer auto lending, and $2 billion or 6% in business loans and acceptances.

Average liabilities rose $41 billion or 27%, mainly from the acquisition of ING DIRECT and strong organic growth in retail, small business and commercial banking. Excluding the impact of ING DIRECT, retail banking experienced solid growth in chequing accounts of $1 billion or 7% and high interest savings deposits of $2 billion or 12%. There was also growth of $3 billion or 9% in small business and commercial banking business operating accounts. This was partially offset by a decline in GICs of $1 billion or 6%.

Total revenues increased $229 million or 14% from the same period last year, with growth primarily in net interest income from the acquisition of ING DIRECT. Excluding the impact of ING DIRECT, revenue growth was a strong $96 million or 6%.

Net interest income of $1,441 million was up $212 million or 17% from the same period last year, which reflects the acquisition of ING DIRECT. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset and deposit growth and a one basis point increase in the margin. The total net interest margin decreased three basis points to 2.12% due to the acquisition of ING DIRECT.

Net fee and commission revenues increased $11 million or 3% from the same quarter last year, primarily due to an increase in card revenues and strong growth in other categories including higher fees from mutual fund sales.

The provision for credit losses was $115 million, down from $132 million in the same quarter last year, with lower provisions in the commercial portfolios partially offset by higher retail provisions.

Operating expenses were up $91 million or 11% primarily from the acquisition of ING DIRECT. Excluding the impact of ING DIRECT, underlying expenses were up 3%, mainly from higher pension costs due to the continued low interest rate environment and volume related growth.

Q4 2013 vs. Q3 2013

Quarter over quarter, net income attributable to equity holders increased $3 million or 1% primarily due to growth in net interest income and net fee and commission revenues, partially offset by an increase in operating expenses and a higher provision for credit losses. Return on equity decreased to 35.7% from 36.5% last quarter.

Average assets rose $2 billion or 1% from last quarter, mainly reflecting solid growth in personal loans and credit cards of $2 billion or 4%, primarily from consumer auto lending. Growth in bank originated residential mortgages was offset by the run-off of ING DIRECT's broker originated and white label mortgages.

Average liabilities grew $1 billion from last quarter, due to growth in small business and commercial banking business operating accounts and retail deposits.

Total revenues increased $30 million or 2% quarter over quarter. There was growth in net interest income and net fee and commission revenues, partially offset by declines in other operating income.

Net interest income at $1,441 million was $18 million or 1% higher than the previous quarter, mainly due to solid asset and deposit growth and a higher margin. The net interest margin increased one basis point to 2.12%.

Net fee and commission revenues increased by $20 million or 5%, primarily due to higher card revenues and fees from mutual fund sales.

Other operating income decreased $5 million due to lower gains on investment securities.

The provision for credit losses was $115 million, up $7 million from the previous quarter, with moderately higher provisions in the retail and commercial portfolios.

Operating expenses increased $18 million or 2% compared to last quarter mainly due to timing of advertising and sponsorships as well as expenses related to business growth initiatives.

International Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2013	2013	2012	2013	2012
Business segment income
Net interest income	$1,225	$1,263	$1,153	$4,936	$4,468
Net fee and commission revenues	377	350	352	1,403	1,299
Net income from investments in associated corporations	109	300	103	668	384
Other operating income	113	92	84	426	347
Provision for credit losses	207	194	176	781	613
Operating expenses	1,017	1,091	979	4,113	3,687
Income tax expense	133	180	84	595	464
Net income	$467	$540	$453	$1,944	$1,734
Net income attributable to non-controlling interests in subsidiaries	$47	$46	$52	$195	$169
Net income attributable to equity holders of the Bank	$420	$494	$401	$1,749	$1,565
Other measures
Return on economic equity(1)	13.7%	15.9%	12.4%	14.4%	12.3%
Average assets ($ billions)	$126	$122	$111	$121	$109
Average liabilities ($ billions)	$80	$79	$73	$78	$70
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q4 2013 vs. Q4 2012

International Banking reported net income attributable to equity holders of $420 million, an increase of $19 million or 5% from the same quarter last year. This quarter's results reflect strong loan growth in Latin America and Asia, and higher banking fees. This was partly offset by a decline in the interest margin, higher provisions for credit losses and expenses. There was also a $25 million after-tax gain on the sale of a non-strategic business in Peru this quarter, while the fourth quarter last year benefitted from higher tax recoveries in Chile and Mexico for a comparable amount. Return on economic equity was 13.7% versus 12.4% last year.

Average assets were $126 billion this quarter, up $14 billion or 13% from the same period last year. This was due primarily to strong retail and commercial loan growth of 12% and 14% respectively. Retail loans grew a strong 16% in Latin America and 7% in the Caribbean & Central America. Commercial loan growth was primarily driven by increases in Latin America of 16% and Asia of 22%. Low cost deposit growth was 14% with strong growth in Latin America and the Caribbean.

Total revenue was $1,824 million, an increase of $132 million or 8%. Net interest income increased $72 million or 6% to $1,225 million reflecting the strong loan and deposit growth, the positive impact of foreign currency translation, and the acquisition of Crédito Familiar in Mexico. This was in part offset by a 6% decline in interest margins mainly in Latin America and Asia as a result of increased competition and regulation, the lowering of interest rates in Mexico and Colombia, and a change in asset mix.

Net fee and commission revenues increased $25 million or 7% to $377 million largely from growth in foreign exchange revenues, transaction driven deposit and payment fees, and commercial banking fees.

Income from investments in associated corporations rose $6 million to $109 million with a higher contribution from Bank of Xi'an in China.

Other operating income increased $29 million or 35% to $113 million primarily due to a gain on the sale of a non-strategic business in Peru, partly offset by lower foreign exchange trading revenues and reduced gains on investment securities.

The provision for credit losses was $207 million this quarter compared to $176 million in the same period last year. Higher provisions in Mexico and Colombia were somewhat offset by lower provisions in the Caribbean and Uruguay. Commercial provisions increased in Colombia and the Caribbean. A net benefit of $6 million was included in the current period's provision for credit losses due to the net amortization of the credit mark on acquired loans in Banco Colpatria in Colombia in excess of actual losses, in line with the maturity of the acquired portfolio.

Operating expenses of $1,017 million increased $38 million or 4% versus the same quarter last year. This included the unfavourable impact of foreign currency translation. Underlying expenses increased $24 million or 2% entirely due to the acquisition of Crédito Familiar. Expense management remains a key priority.

The effective tax rate increased to 22% compared to 16% in the same quarter last year, mainly due to last year's increase in deferred tax assets in Chile as a result of changes in tax rates.

Q4 2013 vs. Q3 2013

Net income attributable to equity holders was $420 million compared to $494 million last quarter, which included the after tax net benefit of $90 million from (i) the sale of a subsidiary by an associated corporation in Thailand ($150 million after tax) less, (ii) a valuation adjustment charge on acquisition- related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in Uruguay ($20 million after tax). Excluding these items, net income was up $16 million or 4% reflecting solid asset growth, higher fee income in Latin America, partly offset by a decline in the interest margin. There was also a $25 million after-tax gain on the sale of a non-strategic business in Peru this quarter, while last quarter benefitted from higher investment securities gains. Return on economic equity was 13.7% versus 15.9% last quarter, which reflected the net after tax benefit of the three items noted above.

Average assets were $126 billion this quarter, an increase of 3%. Retail loan growth was driven primarily by Latin America which grew at 3%. Commercial loan growth was 2% reflecting growth in both Latin America and Asia.

Total revenues were $1,824 million versus $2,005 million last quarter. Excluding last quarter's noted gain from an associated corporation of $203 million (on a tax-normalized basis), revenues rose $22 million or 1%. Seasonally higher fee and commission revenues and the gain from the sale of a non- strategic business in Peru, were partially offset by lower net interest income and investment securities gains.

Net interest income at $1,225 million was lower than the prior quarter by $38 million or 3% as solid loan growth was offset by a decline in the interest margin and the unfavourable impact of foreign currency translation. Interest margins declined 6% mainly in Latin America and Asia as a result of increased competition and regulation, the lowering of interest rates in Mexico and Colombia, and a change in asset mix.

Net fee and commission revenues increased $27 million or 8% to $377 million on seasonally higher retail banking revenues in Latin America.

Income from investments in associated corporations was $109 million compared to $300 million last quarter due to last quarter's non-recurring gain from an associated corporation in Thailand. Excluding this item, this quarter reflected increased contributions from associated corporations in Thailand and China.

Other operating income increased by $21 million or 23% due to the gain on the sale of a non-strategic business in Peru and higher foreign exchange trading revenues, partially offset by lower securities gains.

The provision for credit losses was $207 million this quarter, compared to $194 million last quarter. Lower retail provisions across most geographies were more than offset by moderately higher provisions in the commercial portfolios of the Caribbean and Colombia. A net benefit of $6 million was included in the current period's provision for credit losses due to the net amortization of the credit mark on acquired loans in Banco Colpatria in Colombia in excess of actual losses, in line with the maturity of the acquired portfolio. This compared to a net benefit of $12 million last quarter.

Operating expenses of $1,017 million were lower than last quarter by $74 million or 7%. This decrease was entirely due to the non-recurring charges noted earlier. Underlying expenses were flat as spending on seasonal campaigns was offset by the favourable benefit of foreign currency translation.

The effective tax rate was 22% compared to 25% last quarter mainly due to tax benefits in Latin America this quarter.

Global Wealth & Insurance

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2013	2013	2012	2013	2012
Business segment income
Net interest income	$120	$121	$125	$486	$502
Net fee and commission revenues	751	762	646	2,934	2,469
Net income from investments in associated corporations	61	59	53	230	210
Other operating income	113	107	99	423	392
Provision for credit losses	-	1	2	3	3
Operating expenses	623	616	538	2,400	2,067
Income tax expense	93	95	83	359	333
Net income	$329	$337	$300	$1,311	$1,170
Net income attributable to non-controlling interests in subsidiaries	$11	$10	$6	$39	$25
Net income attributable to equity holders of the Bank	$318	$327	$294	$1,272	$1,145
Other measures
Return on economic equity(1)	17.1%	17.7%	15.1%	17.6%	14.5%
Assets under administration ($ billions)	$326	$311	$283	$326	$283
Assets under management ($ billions)	$145	$135	$115	$145	$115
Average assets ($ billions)	$15	$15	$14	$14	$14
Average liabilities ($ billions)	$18	$18	$16	$18	$16
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q4 2013 vs. Q4 2012

Global Wealth & Insurance reported net income attributable to equity holders of $318 million this quarter, an increase of $24 million or 8% from the same quarter last year. Net income increased due to strong growth in the mutual funds and insurance businesses. Return on economic equity was 17.1% compared to 15.1% last year.

AUM of $145 billion increased $30 billion or 27% from the same quarter last year driven by improved financial markets, and the acquisitions of Colfondos in Colombia and AFP Horizonte in Peru which added $11 billion and $4 billion in AUM respectively. AUA increased $43 billion or 15% to $326 billion driven by new clients, improved financial markets and acquisitions. AUM and AUA for the Bank's investment in CI Financial Corp. are not included in these results.

Total revenues increased $122 million or 13% driven by the acquisitions of Colfondos and AFP Horizonte, and strong growth in mutual funds, brokerage and global insurance revenues. Total revenue for the quarter was $1,045 million, of which approximately 84% was attributable to wealth management and 16% to global insurance, the same as last year.

Net interest income of $120 million declined by 3% compared to the same quarter last year due to margin compression partly offset by growth in loans and deposits.

Net fee and commission revenues of $751 million increased by $105 million or 16% due mainly to acquisitions and higher mutual fund and brokerage revenues driven by net sales, client acquisition and improved financial market conditions.

Net income from investments in associated corporations increased by $8 million or 14% from our investment in CI Financial Corp.

Other operating income of $113 million increased by $14 million or 13% due to higher global insurance revenues mainly driven by premium growth and favourable claims experience.

Operating expenses increased by $85 million or 16% from the same quarter last year due to higher volume and remuneration expenses driven by business growth, and the impact of acquisition-related costs.

The effective tax rate was 22.1% compared to 21.8% last year.

Q4 2013 vs. Q3 2013

Quarter over quarter, net income attributable to equity holders decreased by $9 million due mainly to lower brokerage and pension management earnings, and acquisition-related costs. Return on economic equity decreased to 17.1% from 17.7%.

Total revenue decreased by $4 million quarter over quarter due to lower brokerage and international pension management revenues partly offset by an increase in mutual fund and global insurance revenues.

Quarter over quarter, AUM increased by $10 billion or 8% which included $4 billion from the acquisition of AFP Horizonte, while AUA increased by $15 billion or 5%.

Net fee and commission revenues of $751 million decreased by $11 million or 1% due to lower brokerage revenues mainly from fewer new issues and lower international pension performance fees partly offset by higher mutual fund revenues.

Other operating income of $113 million increased by $6 million or 4%.

Operating expenses increased by $7 million, or 1%, from last quarter due to acquisition-related costs, higher legal and remuneration costs, partly offset by lower volume expenses.

The effective tax rate was 22.1% compared to 21.9% in the previous quarter.

Global Banking & Markets

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2013	2013	2012	2013	2012
Business segment income
Net interest income	$182	$210	$217	$821	$792
Net fee and commission revenues	320	328	338	1,290	1,246
Net income from investments in associated corporations	-	-	1	-	1
Other operating income	371	384	361	1,534	1,543
Provision for credit losses	7	11	11	35	30
Operating expenses	400	394	390	1,596	1,519
Income tax expense	122	130	120	523	541
Net income	$344	$387	$396	$1,491	$1,492
Net income attributable to non-controlling interests in subsidiaries	$8	$1	$1	$9	$2
Net income attributable to equity holders of the Bank	$336	$386	$395	$1,482	$1,490
Other measures
Return on economic equity(1)	25.3%	29.4%	30.1%	28.1%	27.9%
Average assets ($ billions)	$248	$259	$232	$250	$219
Average liabilities ($ billions)	$191	$197	$174	$189	$165
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q4 2013 vs. Q4 2012

Net income attributable to equity holders for the quarter was $336 million, a decrease of $59 million or 15% from last year. The decline reflected a tempering of the strong results experienced in the prior year, as market conditions were more challenging across the business in the current quarter. Return on economic equity was 25.3%, compared with 30.1% in the same period last year.

Average assets increased $16 billion or 7% to $248 billion compared to the fourth quarter of last year. There were increases of $16 billion in securities purchased under resale agreements and $7 billion in securities, mainly from the continued growth of the fixed income business. This was partly offset by a decrease in derivative assets of $5 billion. Corporate loans and acceptances were comparable to the same period last year.

Total revenues were $873 million, down $44 million or 5% compared to the fourth quarter of last year.

Net interest income declined by $35 million or 16% year over year. This was driven by lower revenues in the US lending business, including a one-time yield adjustment on a specified pool of U.S. loans.

Net fee and commission revenues decreased by $18 million or 5% year over year. This was largely driven by lower equity underwriting fees.

Other operating income of $371 million reflects an improvement of $9 million or 2% from the fourth quarter last year. Stronger results in the equities business were partly offset by lower results in the energy, precious metals and foreign exchange businesses.

The provision for credit losses was $7 million this quarter, compared to $11 million in the same quarter last year. In the current quarter, new provisions attributed mainly to three clients in the U.S. portfolio were somewhat offset by reversals relating to one client in Canada.

Total non-interest expenses were $400 million or 3% higher than last year. The increase mainly reflects higher technology expenses, trading and clearing fees and support costs, partly offset by lower performance and stock-based compensation.

The effective tax rate of 26.0% was higher due to a higher level of tax recoveries in the prior year.

Q4 2013 vs. Q3 2013

Net income attributable to equity holders declined $50 million or 13% from the prior quarter to $336 million. Return on economic equity was 25.3%, compared with 29.4% in the previous quarter.

Average Assets decreased $11 billion or 4% from the prior quarter, primarily from a decline of $10 billion in trading securities and a reduction of $4 billion in derivative related assets. This was partly offset by higher securities purchased under resale agreements. Corporate loans and acceptances remained at the same level as the previous quarter.

Total revenues of $873 million decreased $49 million or 5% compared to the previous quarter.

Net interest income declined by 13% to $182 million. This reduction was due mainly to the impact of the one-time yield adjustment on a specified pool of U.S. loans, as well as lower loan origination fees in Canada, the U.S. and Europe.

Net fee and commission revenues decreased by $8 million or 2% from the prior quarter. Debt underwriting fees were higher in the fixed income business, however, this was more than offset by lower equity underwriting fees and lower credit fees in the U.S. lending business.

Other operating income of $371 million declined by $13 million, or 3%, from last quarter. Stronger results in the equities business were more than offset by declines in the other capital markets businesses due to lower market activity.

The provision for credit losses was $7 million this quarter, compared to $11 million in the previous quarter.

Total operating expenses rose 2% to $400 million. The increase was due primarily to higher trading and clearing fees, partly offset by lower performance related compensation.

The effective tax rate of 26.0% was slightly higher due to a higher level of income in higher tax jurisdictions.

Other(1)

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (2)	2013	2013	2012	2013	2012
Business segment income
Net interest income(3)	$(87)	$(87)	$(144)	$(454)	$(515)
Net fee and commission revenues	(47)	(53)	(78)	(195)	(217)
Net income from investments in associated corporations	(42)	(94)	(37)	(228)	(157)
Other operating income(3)	20	(19)	(10)	(62)	650
Provision for credit losses	-	-	-	-	100
Operating expenses	(2)	(10)	(14)	(56)	(22)
Income tax expense(3)	(124)	(157)	(144)	(530)	(449)
Net income	$(30)	$(86)	$(111)	$(353)	$132
Net income attributable to non-controlling interests	$11	$8	$7	$32	$25
Net income attributable to non-controlling interests in subsidiaries	1	-	-	1	-
Capital instrument equity holders	10	8	7	31	25
Net income attributable to equity holders of the Bank	$(41)	$(94)	$(118)	$(385)	$107
Other measures
Average assets ($ billions)	$83	$93	$89	$92	$93
Average liabilities ($ billions)	$219	$231	$222	$229	$222

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(3)
Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended October 31, 2013 ($77), July 31, 2013 ($79), October 31, 2012 ($74), and the years ended October 31, 2013 ($312) and October 31, 2012 ($288) to arrive at the amounts reported in the Consolidated Statement of Income.

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $77 million in the fourth quarter, compared to $74 million in the same period last year and $79 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2013 vs. Q4 2012

The Other segment had a net loss attributable to equity holders of $41 million in the quarter, compared to a net loss of $118 million last year. The reduction in the loss was due mainly to higher net gains on investment securities, an improvement in asset/liability management activities, and an offset to revenues reported in the other operating segments related to the underwriting of the Bank's common shares issuance in the fourth quarter in 2012. This offset had no impact on the Bank's consolidated results.

Q4 2013 vs. Q3 2013

The Other segment had a net loss attributable to equity holders of $41 million in the fourth quarter, compared to a net loss of $94 million in the third quarter mainly due to higher net gains on investment securities.

Total

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2013	2013	2012	2013	2012
Business segment income
Net interest income	$2,881	$2,930	$2,580	$11,366	$10,003
Net fee and commission revenues	1,788	1,754	1,634	6,939	6,274
Net income from investments in associated corporations	127	267	118	680	442
Other operating income	620	572	532	2,358	2,982
Provision for credit losses	329	314	321	1,296	1,252
Operating expenses	2,949	2,984	2,713	11,587	10,403
Income tax expense	435	457	311	1,763	1,580
Net income	$1,703	$1,768	$1,519	$6,697	$6,466
Net income attributable to non-controlling interests	$77	$65	$66	$275	$223
Non-controlling interests in subsidiaires	67	57	59	244	198
Capital instrument equity holders	10	8	7	31	25
Net income attributable to equity holders of the Bank	$1,626	$1,703	$1,453	$6,422	$6,243
Other measures
Return on economic equity(1)	15.7%	17.0%	16.4%	16.4%	19.7%
Average assets ($ billions)	$748	$763	$678	$749	$660
Average liabilities ($ billions)	$702	$718	$638	$705	$623
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Quarterly Financial Highlights

				For the three months ended
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2013	2013	2013	2013	2012	2012	2012	2012
Total revenue ($ millions)	$5,416	$5,523	$5,222	$5,182	$4,864	$5,512	$4,704	$4,621
Total revenue (TEB(1)) ($ millions)	5,493	5,602	5,304	5,256	4,938	5,589	4,773	4,689
Net income ($ millions)	1,703	1,768	1,601	1,625	1,519	2,051	1,460	1,436
Basic earnings per share ($)	1.31	1.38	1.24	1.27	1.20	1.70	1.18	1.23
Diluted earnings per share ($)	1.30	1.37	1.23	1.25	1.18	1.69	1.15	1.20
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Consolidated Statement of Income

	For the three months ended				For the year ended
	October 31	July 31	October 31		October 31	October 31
(Unaudited) ($ millions)	2013	2013	2012	(1)	2013	2012	(1)
Revenue
Interest income
Loans	$4,389	$4,382	$3,974		$17,358	$15,605
Securities	240	240	262		995	1,041
Securities purchased under resale agreements
and securities borrowed	45	48	54		190	221
Deposits with financial institutions	65	74	69		279	287
	4,739	4,744	4,359		18,822	17,154
Interest expense
Deposits	1,572	1,549	1,499		6,282	5,947
Subordinated debentures	71	78	104		339	381
Capital instruments	13	23	28		93	132
Other	202	164	148		742	691
	1,858	1,814	1,779		7,456	7,151
Net interest income	2,881	2,930	2,580		11,366	10,003
Fee and commission revenues
Banking	920	871	853		3,492	3,215
Wealth management	638	640	553		2,493	2,170
Underwriting and other advisory	121	135	131		503	493
Non-trading foreign exchange	103	102	86		404	365
Other	86	82	75		345	293
	1,868	1,830	1,698		7,237	6,536
Fee and commission expenses	80	76	64		298	262
Net fee and commission revenues	1,788	1,754	1,634		6,939	6,274
Other operating income
Trading revenues	332	316	319		1,300	1,316
Net gain on sale of investment securities	97	100	64		375	185
Net income from investments in associated corporations	127	267	118		680	442
Insurance underwriting income, net of claims	116	108	99		448	388
Other	75	48	50		235	1,093
	747	839	650		3,038	3,424
Total revenue	5,416	5,523	4,864		21,343	19,701
Provision for credit losses	329	314	321		1,296	1,252
	5,087	5,209	4,543		20,047	18,449
Operating expenses
Salaries and employee benefits	1,534	1,612	1,402		6,313	5,749
Premises and technology	485	453	445		1,815	1,607
Depreciation and amortization	131	131	119		520	450
Communications	107	103	98		409	373
Advertising and business development	159	119	144		505	450
Professional	129	118	104		432	340
Business and capital taxes	64	73	68		274	248
Other	340	375	333		1,319	1,186
	2,949	2,984	2,713		11,587	10,403
Income before taxes	2,138	2,225	1,830		8,460	8,046
Income tax expense	435	457	311		1,763	1,580
Net income	$1,703	$1,768	$1,519		$6,697	$6,466
Net income attributable to non-controlling interests	$77	$65	$66		$275	$223
Non-controlling interests in subsidiaires	67	57	59		244	198
Capital instrument equity holders	10	8	7		31	25
Net income attributable to equity holders of the Bank	1,626	1,703	1,453		6,422	6,243
Preferred shareholders	53	54	55		217	220
Common shareholders	$1,573	$1,649	$1,398		$6,205	$6,023
Earnings per common share (in dollars) :
Basic	$1.31	$1.38	$1.20		$5.19	$5.31
Diluted	$1.30	$1.37	$1.18		$5.15	$5.22
(1) Certain amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed.

See Basis of Preparation below.

Consolidated Statement of Financial Position

		As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2013	2013	2012
Assets
Cash and deposits with financial institutions(1)	$53,338	$52,157	$47,337
Precious metals	8,880	7,404	12,387
Trading assets
Securities	84,196	91,829	74,639
Loans	11,225	9,525	12,857
Other	1,068	491	100
	96,489	101,845	87,596
Financial assets designated at fair value through profit or loss	106	117	197
Securities purchased under resale agreements and securities borrowed(1)	82,533	80,169	66,189
Derivative financial instruments(1)	24,503	26,152	30,338
Investment securities	34,303	35,036	33,361
Loans
Residential mortgages	209,865	208,931	175,630
Personal and credit cards	76,008	73,189	68,277
Business and government(1)	119,550	118,322	111,549
	405,423	400,442	355,456
Allowance for credit losses	3,273	3,205	2,969
	402,150	397,237	352,487
Other
Customers' liability under acceptances	10,556	10,947	8,932
Property and equipment	2,228	2,228	2,260
Investments in associates	5,294	5,131	4,760
Goodwill and other intangible assets	10,704	10,589	8,692
Deferred tax assets	1,780	1,616	1,936
Other assets(1)	10,924	11,997	11,572
	41,486	42,508	38,152
Total assets	$743,788	$742,625	$668,044
Liabilities
Deposits
Personal	$171,048	$169,934	$138,051
Business and government(1)	312,487	303,560	291,361
Financial institutions(1)	33,019	32,460	34,178
	516,554	505,954	463,590
Other
Acceptances	10,556	10,947	8,932
Obligations related to securities sold short	24,977	24,572	18,622
Derivative financial instruments	29,255	30,196	35,299
Obligations related to securities sold under repurchase agreements and securities lent (1)	77,508	86,282	56,968
Subordinated debentures	5,841	7,020	10,143
Capital instruments	650	650	1,358
Other liabilities	31,896	31,677	31,753
	180,683	191,344	163,075
Total liabilities	697,237	697,298	626,665

Equity
Common equity
Common shares	14,516	14,188	13,139
Retained earnings	25,315	24,502	21,978
Accumulated other comprehensive income (loss)	545	233	(31)
Other reserves	193	194	166
Total common equity	40,569	39,117	35,252
Preferred shares	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	44,653	43,501	39,636
Non-controlling interests
Non-controlling interests in subsidiaires	1,155	1,094	966
Capital instrument equity holders	743	732	777
Total equity	46,551	45,327	41,379
Total liabilities and equity	$743,788	$742,625	$668,044

(1)
Amounts for October 31, 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions.

See Basis of Preparation below.

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)									Non-controlling interests

(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves	(2)	Total common equity	Preferred shares	Total common and preferred equity	Non- controlling interest in subsidiaries		Capital instruments equity holders	Total
Balance as at November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166		$35,252	$4,384	$39,636	$966		$777	$41,379
Net income	-	$6,205	-	-	-	-	-		6,205	217	6,422	244		31	6,697
Other comprehensive income (loss)	-	-	358	108	93	20	-		579	-	579	(10)		-	569
Total comprehensive income	$-	$6,205	$358	$108	$93	$20	$-		$6,784	$217	$7,001	$234		$31	$7,266
Shares issued	1,377	1	-	-	-	-	(35)		1,343	-	1,343	-		-	1,343
Preferred shares redeemed	-	-	-	-	-	-	-		-	(300)	(300)	-		-	(300)
Common dividends paid	-	(2,858)	-	-	-	-	-		(2,858)	-	(2,858)	-		-	(2,858)
Preferred dividends paid	-	-	-	-	-	-	-		-	(217)	(217)	-		-	(217)
Distributions to non-controlling interests	-	-	-	-	-	-	-		-	-	-	(80)		(65)	(145)
Share-based payments	-	-	-	-	-	-	36		36	-	36	-		-	36
Other	-	(11)	(3)	-	-	-	26	(3)	9	-	9	35	(4)	-	40
Balance as at October 31, 2013	$14,516	$25,315	$(173)	$705	$(42)	$55	$193		$40,569	$4,084	$44,653	$1,155		$743	$46,551

Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96		$26,356	$4,384	$30,740	$626		$874	$32,240
Net income	-	6,023	-	-	-	-	-		6,023	220	6,243	198		25	6,466
Other comprehensive income (loss)	-	-	169	156	116	25	-		466	-	466	(25)		-	441
Total comprehensive income	$-	$6,023	$169	$156	$116	$25	$-		$6,489	$220	$6,709	$173		$25	$6,907
Shares issued	4,803	8	-	-	-	-	(26)		4,785	-	4,785	-		-	4,785
Common dividends paid	-	(2,493)	-	-	-	-	-		(2,493)	-	(2,493)	-		-	(2,493)
Preferred dividends paid	-	-	-	-	-	-	-		-	(220)	(220)	-		-	(220)
Distributions to non-controlling interests	-	-	-	-	-	-	-		-	-	-	(44)		(115)	(159)
Share-based payments	-	-	-	-	-	-	38		38	-	38	-		-	38
Other	-	19	-	-	-	-	58	(3)	77	-	77	211	(4)	(7)	281
Balance as at October 31, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166		$35,252	$4,384	$39,636	$966		$777	$41,379

(1)	Includes undistributed retained earnings of $43 (2012 - $38) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments.
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares.
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

See Basis of Preparation below.

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2013	2013	2012	2013	2012

Net income	$1,703	$1,768	$1,519	$6,697	$6,466
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	452	(201)	(19)	687	85
Net gains (losses) on hedges of net investments in foreign operations	(199)	(4)	(26)	(469)	(33)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(1)	-	(62)	(1)	(62)
Net gains (losses) on hedges of net investments in foreign operations	(53)	(3)	(7)	(127)	(35)
	307	(202)	24	346	149
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	187	(126)	110	378	331
Reclassification of net (gains) losses to net income (1)	(133)	(22)	(42)	(289)	(176)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	31	(36)	21	79	58
Reclassification of net (gains) losses to net income	(44)	(12)	(16)	(100)	(54)
	67	(100)	63	110	151
Net changes in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated
as cash flow hedges	9	304	2	280	32
Reclassification of net (gains) losses to net income	(80)	(53)	12	(155)	124
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	13	80	2	85	3
Reclassification of net (gains) losses to net income	(34)	(12)	2	(53)	37
	(50)	183	10	93	116
Other comprehensive income from investments in associates	2	(6)	2	20	25
Other comprehensive income (loss)	326	(125)	99	569	441
Comprehensive income	$2,029	$1,643	$1,618	$7,266	$6,907

Comprehensive income attributable to non-controlling interests	$88	$58	$55	$265	$198
Non-controlling interests in subsidiaries	78	50	48	234	173
Capital instrument equity holders	10	8	7	31	25
Comprehensive income attributable to equity holders of the Bank	1,941	1,585	1,563	7,001	6,709
Preferred shareholders	53	54	55	217	220
Common shareholders	$1,888	$1,531	$1,508	$6,784	$6,489
  (1) Includes amounts related to qualifying hedges.
All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

See Basis of Preparation below

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
	October 31	October 31	October 31	October 31
Sources (uses) of cash flows	2013	2012	2013	2012
Cash flows from operating activities
Net income	$1,703	$1,519	$6,697	$6,466
Adjustment for:
Net interest income	(2,881)	(2,580)	(11,366)	(10,003)
Depreciation and amortization	131	119	520	450
Provisions for credit losses	329	321	1,296	1,252
Equity-settled share-based payment expense	4	7	36	38
Net gain on sale of investment securities	(97)	(64)	(375)	(185)
Net income from investments in associated corporations	(127)	(118)	(680)	(442)
Gain on sale of property and equipment	(44)	(5)	(57)	(864)
Provision for income taxes	435	311	1,763	1,580
Changes in operating assets and liabilities:
Trading assets	6,279	6,355	(6,793)	(11,976)
Securities purchased under resale agreements and securities borrowed(1)	(1,203)	(2,846)	(9,866)	(19,514)
Loans(1)	(3,382)	(6,630)	(16,040)	(29,570)
Deposits(1)	6,763	3,121	6,778	36,859
Obligations related to securities sold short	18	(2,350)	5,458	3,560
Obligations related to assets sold under repurchase agreements and securities lent(1)	(9,803)	(5,644)	17,455	18,955
Net derivative financial instruments(1)	922	471	296	2,199
Other, net(1)	(687)	(2,568)	4,605	(570)
Dividends received	272	257	1,139	1,026
Interest received	4,522	4,012	18,005	16,224
Interest paid	(1,733)	(1,557)	(7,607)	(7,293)
Income tax paid	(370)	(251)	(1,520)	(1,041)
Net cash from/(used in) operating activities	1,051	(8,120)	9,744	7,151
Cash flows from investing activities
Interest-bearing deposits with financial institutions(1)	(249)	7,668	(4,079)	(6,557)
Purchase of investment securities	(12,263)	(12,144)	(47,894)	(34,856)
Proceeds from sale and maturity of investment securities	13,899	9,338	52,654	31,780
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(21)	4	(3,439)	(458)
Proceeds from disposal of real estate assets	-	-	-	1,407
Other property and equipment, net of disposals	(18)	(181)	(146)	(434)
Other, net	(105)	(53)	(324)	(298)
Net cash from/(used in) investing activities	1,243	4,632	(3,228)	(9,416)
Cash flows from financing activities
Proceeds from subordinated debentures	-	3,250	-	3,250
Redemption of subordinated debentures	(1,200)	-	(4,210)	(20)
Redemption of capital instruments	-	-	(750)	(750)
Redemption of preferred shares	(300)	-	(300)	-
Proceeds from common shares issued	325	1,966	1,256	4,200
Cash dividends paid	(800)	(727)	(3,075)	(2,713)
Distributions to non-controlling interests	(10)	(11)	(145)	(159)
Other, net	(153)	55	19	287
Net cash from/(used in) financing activities	(2,138)	4,533	(7,205)	4,095
Effect of exchange rate changes on cash and cash equivalents	55	3	102	(88)
Net change in cash and cash equivalents	211	1,048	(587)	1,742
Cash and cash equivalents at beginning of period(1)(2)	5,238	4,988	6,036	4,294
Cash and cash equivalents at end of period(1)(2)	$5,449	$6,036	$5,449	$6,036

(1)	Prior period amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions.
(2)	Represents cash and non-interest bearing deposits with financial institutions.

See Basis of Preparation below.

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by IASB and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2013, which will be available today at www.scotiabank.com.

Shareholder and investor information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.
Record Date	Payment Date

January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Annual meeting date for fiscal 2013
Shareholders are invited to attend the 182nd Annual Meeting of Holders of Common Shares, to be held on April 8, 2014, at the Delta Grand Okanagan Resort & Conference Centre, 1310 Water Street, Kelowna, British Columbia, beginning at 10:00 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 11, 2014.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on Friday December 6, 2013 at 2:00 pm EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen- only mode, by telephone, toll-free, at 416-644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from December 6, 2013, to December 21, 2013, by calling 416-640-1917 or 1-877-289-8525 and entering the identification code 4584497#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact -
Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

SEDAR: 00001289EF	CIK: 0000009631

For further information: Peter Slan, Senior Vice President, Investor Relations, (416) 933-1273; Ann DeRabbie, Director, Media Communications, (416) 933-1344